

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 4, 2016

David D. Petratis
Principal Executive Officer
Allegion Public Limited Company
Block D
Iveagh Court
Harcourt Road
Dublin 2, Ireland

     Re: Allegion Public Limited Company
             Form 10-K for Fiscal Year Ended December 31, 2014
             Filed February 27, 2015
             File No. 001-35971

Dear Mr. Petratis:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Kathleen Krebs, for

                    Larry Spirgel
                    Assistant Director
                    AD Office 11 – Telecommunications